


LaBarge inc

2009

or the fiscal year ended June 28, 2009



Corporate Profile

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania, Texas and Wisconsin.

Our Vision

We succeed by helping our customers succeed.

Our Mission

We create value for our stakeholders – customers, employees, investors and suppliers – by partnering with our customers to provide exceptional manufacturing solutions.

Statements contained herein relating to LaBarge, Inc., which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve risks and uncertainties. Future events and the company's actual results could differ materially from those contemplated by those forward-looking statements. For a summary of important factors that could cause the company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements, see page 14 of this annual report.

Contents

LaBarge, Inc.

Financial Highlights

(in thousands, except per-share amounts)

	2009	2008	2007
Net sales	**$ 273,368**	$ 279,485	$ 235,203
Gross profit	**50,785**	54,987	45,795
Gross profit percentage	**18.6%**	19.7%	19.5%
Net earnings	**$ 10,338**	$ 14,827	$ 11,343
Diluted net earnings per share	**$ 0.64**	$ 0.92	$ 0.71
Average diluted common shares outstanding	**16,044**	16,138	16,047
Net cash flow from operating activities	**$ 29,620**	$ 18,047	$ 11,951
Total assets	**190,835**	160,472	142,582
Total debt	**45,488**	15,629	26,256
Stockholders' equity	**103,151**	91,469	76,410


LaBarge INC

Craig LaBarge, Chief Executive Officer and President

To Our Stockholders and Employees:

The prolonged economic recession interrupted LaBarge, Inc.'s growth trajectory in fiscal 2009, driving sales, earnings, bookings and backlog below the record levels achieved in the previous fiscal year. After attaining five consecutive years of top-line growth, fiscal 2009 financial results were a disappointment. However, we used this time to strengthen our competitive position and are very pleased with the progress we have made to ensure LaBarge emerges from the recession a stronger and growing company.

Specifically, during fiscal 2009, we invested significantly in new manufacturing technologies, expanded capabilities and key operational excellence initiatives — investments that are already producing measurable results. We took another important step in the advancement of our growth strategy by acquiring Pensar Electronic Solutions LLC in Appleton, Wisconsin, in December 2008. And, we further bolstered our pipeline of business opportunities by expanding existing customer relationships and cultivating new customers in several different market sectors.

"We believe we are managing the business prudently and effectively in this challenging environment. LaBarge is well-positioned to resume growth when the economy recovers."

LaBarge was able to make these targeted investments amid a global economic downturn because of its healthy financial condition. These important steps form the foundation for the next phase of the company's growth. We believe we are managing the business prudently and effectively in this challenging environment and, as a result, feel that LaBarge is well-positioned to resume growth when the economy recovers.

A Report on Our Year

Although down from the previous fiscal year's levels, fiscal 2009 results were bolstered by strength in the defense market sector, excellent operating efficiencies, internal cost reductions, and the acquisition of Pensar Electronic Solutions. Unfortunately, our full-year performance was also negatively impacted by weakness in the natural resources and industrial market sectors, and the bankruptcy of Eclipse Aviation Corporation, a former customer.

At $273.4 million, fiscal 2009 net sales declined just 2 percent from the record $279.5 million achieved the year before, buoyed by $25.9 million of second-half revenues from the Pensar acquisition. Fiscal 2009 net earnings were $10.3 million, or $0.64 per diluted share, down 30 percent from the record $14.8 million, or $0.92 per diluted share, a year earlier. Fiscal 2009 net earnings included an after-tax net loss of $0.02 per diluted share from the Pensar acquisition. In addition, fiscal 2009 net earnings were negatively impacted by a non-recurring, after-tax net charge of $3.7 million, or $0.23 per diluted share, related to the Eclipse bankruptcy, which is detailed beginning on page 14.

On a brighter note, operating activities provided net cash of $29.6 million in fiscal 2009, compared with $18.0 million in fiscal 2008. During fiscal 2009, a major portion of cash flow from operating activities was channeled toward our record $10.8 million in capital expenditures for new manufacturing equipment and facility upgrades to increase operating efficiencies and expand capabilities. The $45.4 million acquisition of Pensar increased total debt to $45.5 million at fiscal 2009 year-end, up from $15.6 million a year earlier. Stockholders' equity at fiscal 2009 year-end was $103.2 million, up 13 percent from $91.5 million a year earlier. We expect to achieve strong cash flow from operations again in fiscal 2010, which we plan to use primarily to reduce debt.

Shipments to customers in the defense, natural resources, industrial and medical market sectors comprised 92 percent of fiscal 2009 net sales. The largest contributor was shipments to defense customers which comprised 46 percent of full-year sales, compared with 38 percent in fiscal 2008. In actual dollars, fiscal 2009 sales from the defense market sector increased 18 percent from a year earlier, reflecting increased shipments from a variety of defense programs.

$29.6 million in net cash provided by operating activities

Shipments to natural resources customers represented 18 percent of fiscal 2009 net sales versus 23 percent in fiscal 2008. In actual dollars, fiscal 2009 sales from the natural resources market sector declined 23 percent compared with the previous fiscal year, due to overall weakness in the sector. Approximately

"During fiscal 2009, LaBarge invested in new manufacturing technologies, expanded capabilities and key operational excellence initiatives — investments that are already producing measurable results."

19 percent of LaBarge's fiscal 2009 natural resources sales was attributable to the Pensar acquisition.

Shipments to industrial customers represented 18 percent of net sales in both the 2009 and 2008 fiscal years. In actual dollars, fiscal 2009 sales from the industrial market sector declined 3 percent from the previous year. Approximately 5 percent of fiscal 2009 industrial sales was attributable to the Pensar acquisition.

Shipments to medical customers represented 9 percent of fiscal 2009 net sales versus 7 percent in fiscal 2008. In actual dollars, fiscal 2009 sales from the medical sector grew 24 percent compared with fiscal 2008, primarily due to the addition of the Pensar operation which contributed approximately 35 percent of fiscal 2009 medical sales.

Shipments to commercial aerospace customers were 3 percent of fiscal 2009 revenues, compared with 8 percent in fiscal 2008. In actual dollars, fiscal 2009 sales from the commercial aerospace market sector declined 55 percent compared with fiscal 2008, due to cessation of shipments to Eclipse Aviation in the fiscal 2009 second quarter.

$45.4 million purchase price for the acquisition of Pensar Electronic Solutions

New Business Generation

In terms of new business generation, bookings in fiscal 2009 were down approximately 25 percent compared with our record year in 2008. This weakness was primarily attributable to the industrial and natural resources market sectors where the majority of our current business is tied to our customers' capital equipment purchases, many of which have been deferred. Lethargic bookings in these market sectors, coupled with the second-quarter removal of $39.6 million in Eclipse orders, drove backlog from a year-end high of $221.3 million in fiscal 2008 to $168.0 million at fiscal 2009 year-end.

We continue to have a vigorous effort to cultivate new customers and expand existing customer relationships. Our long-term strategy for identifying new business opportunities is helping us win major new pieces of business in the defense sector, as well as establish new customer relationships in commercial and industrial market sectors. We are particularly pleased about several significant defense opportunities that are currently in process and will position LaBarge well on long-term military platforms. For example, we expect fiscal 2010 will include expansion of our involvement on the Black Hawk helicopter and Joint Striker Fighter programs, as well as contract wins on some key new programs. In addition, we are optimistic about several new relationships that are forming with commercial customers, most notably in the medical and natural resources market sectors.

Acquisition of Pensar Electronic Solutions LLC

The single most significant event in fiscal 2009 was the acquisition of Pensar, a contract electronics manufacturer specializing in designing, engineering and manufacturing low-to-medium volume, high-mix, complex printed circuit board assemblies


$182.3
$190.1
$235.2
$279.5
$273.4
05
06
07
08
09
Net Sales
(in millions)


$0.68
$0.60
$0.71
$0.92
$0.64
05
06
07
08
09
Net Earnings Per
Diluted Share

and higher-level electronic assemblies for a variety of end markets.

The addition of Pensar is an exciting development in the advancement of LaBarge's growth strategy. We like the combination of Pensar's and LaBarge's company cultures, our comparable manufacturing capabilities and Pensar's additive customer base, which is defined by established, long-term relationships with industry leaders in a variety of commercial markets including medical and industrial. Pensar's single manufacturing facility in Appleton, Wisconsin, has become part of the LaBarge organization and is operating under the LaBarge name.

The purchase of Pensar was financed with senior bank debt and cash on hand. Pensar's calendar 2008 sales were approximately $52.4 million, but we expect this operation has excellent growth potential. Although modestly dilutive to LaBarge's earnings in fiscal 2009, we anticipate the acquisition will be accretive to fiscal 2010 earnings. We are excited about the business synergies between the two entities and believe LaBarge's broader capabilities provide opportunities to grow the Pensar customer base. Additionally, we expect LaBarge's focus on continuous improvement and operational excellence to generate important operating efficiencies and productivity gains in the Pensar operation.

Investments in Efficiency Improvements and Cost Reduction Actions

Also exciting are the results we are achieving from our significant investments in new manufacturing technologies and operational excellence initiatives. These efforts are already improving our efficiencies and resulting in less rework and waste. We feel confident that our expanded technical capabilities will allow us to more effectively compete for new business opportunities in both defense and commercial market sectors.

In addition to these cost-saving activities, LaBarge undertook a series of prudent cost reductions during fiscal 2009. Although difficult, we adjusted the size of our manufacturing workforce throughout the year to be in line with lower production requirements. We also implemented a 5 percent reduction in base salary for executive officers and a wage freeze for all other positions. Payments under incentive compensation programs for fiscal 2009 performance were eliminated. And, we temporarily suspended the company's 401(k) matching contribution.

Outlook

We believe that LaBarge's long-term business and financial prospects are excellent. In the near term, based on our current visibility, we feel that sales, earnings, bookings and backlog will return to growth during fiscal 2010 as LaBarge capitalizes on its niche operating focus, diverse market approach, financial health and strong pipeline of opportunities.

On behalf of the entire management team, please accept my personal thanks for your continued interest in and support of LaBarge.

Craig E. LaBarge
Chief Executive Officer and President

October 9, 2009



"**At its core,** LaBarge's business strategy is about being the manufacturing partner that our customers can't live without."

Craig LaBarge, Chief Executive Officer and President

Strategic Strength

For many years, LaBarge has operated with a simple vision—*we succeed by helping our customers succeed.* Our daily pursuit of this vision is guided by a business strategy built on six interdependent elements:

- Be an outsourcing partner to OEMs
- Serve customers in diverse markets
- Maintain broad-based manufacturing capabilities
- Support customers with value-added services
- Execute reliably
- Retain flexibility

This strategy has been our roadmap for growth over the years as we've pursued and won opportunities within a focused business niche: low-to-moderate volume production of high-complexity, high-change electronic and electromechanical products and systems. This niche is an important differentiator for LaBarge within the electronics manufacturing services (EMS) industry, which is dominated by large EMS providers focused on low-cost, high-volume offshore manufacturing. Our disciplined niche is an entry point to a sector of the industry where outsourcing is in its early stages. In this niche, value-added services like program management and engineering support for technically challenging applications allow for higher profit margins than less complex applications.

This full-service approach appeals to the diverse blue-chip customer base we target because the companies, no matter what their industry, are looking for fewer, more capable supplier-partners. The benefit of our strategy to serve customers in a variety of industries is most apparent in a difficult business environment. A diverse customer base provides balance and increased stability, helping to insulate LaBarge from downturns in any single industry—a fact that became evident during fiscal 2009 when a strong defense market helped offset the weak natural resources and industrial sectors.

41 years of experience manufacturing high-performance electronics

At its core, LaBarge's business strategy is about being the manufacturing partner that our customers can't live without. We remain confident in our ability to be that partner. Customers always need outstanding suppliers and demand for our capabilities and services remains high. LaBarge's diverse market approach, blue-chip customer base and financial strength make us an attractive, low-risk supply partner for our customers.



LaBarge is a full-service EMS provider offering broad-based manufacturing expertise supported by value-added capabilities, including design and engineering support, program management and testing. This full-service approach sets LaBarge apart from many contract manufacturers and is appealing to customers who desire fewer, more capable supplier-partners.



Fiscal 2009 Net Sales by Market


Commercial Aerospace
Other
Medical
3%
6%
9%
46%
18%
18%
Natural Resources
Industrial
Defense

LaBarge's revenues come from a wide array of customers in many different industries. This diverse market approach provides balance and increased stability, helping to insulate LaBarge from downturns in any single industry or market sector. The wisdom of this approach was again validated during fiscal 2009 when a strong defense market helped offset weak sales to the natural resources and industrial sectors.

Expanding Our Presence



The Pensar acquisition is an exciting advancement in LaBarge's growth strategy, adding significant new customers and expanding LaBarge's presence in commercial market sectors. One example of a promising new end-market application is the manufacture of electronic systems used in wind power generation equipment.

A UH-60 Black Hawk helicopter flies a mission over Iraq in February 2009. LaBarge builds wiring harnesses, printed circuit board assemblies and other electronic assemblies used on a variety of UH-60 Black Hawk and HH-60 Medevac models. The company has supported the Black Hawk program since 2005 and expects its involvement will expand in fiscal 2010.


7 of top 10 customer relationships
span more than 10 years

Photo courtesy of U.S. Army.



"LaBarge's financial strength validates the company's staying power as a valuable manufacturing partner."

Don Nonnenkamp, Chief Financial Officer

Financial Strength

LaBarge's healthy financial condition is one of the company's most valuable assets—a fact that became particularly clear during fiscal 2009. The company's solid balance sheet and strong cash flow gave us the wherewithal to simultaneously weather the turbulent economic environment, finance a strategic acquisition and make important investments in our manufacturing operations. Our financial health also is proving to be a competitive advantage as customers seek supplier-partners with the strength and resources to outlast challenging economic cycles.

An important underlying component of LaBarge's financial health is its conservative approach to new business generation. Generally speaking, our customer base is blue chip, comprised of large, well-established companies that represent limited credit risk. Having a customer declare bankruptcy, as Eclipse Aviation did during fiscal 2009, is extremely rare because our accounts receivable portfolio is of good quality and well diversified.

Our financial strength allowed us to negotiate excellent terms for our December 2008 acquisition of Pensar Electronic Solutions, which are detailed in the Notes to Consolidated Financial Statements. LaBarge acquired the assets of Pensar for $45.4 million, financing the acquisition with cash on hand and senior bank debt currently having an interest rate of approximately 4.0 percent. Principal payments began in September 2009 at $2.0 million per quarter.

64% increase
in cash flow from operating activities

During fiscal 2009, LaBarge's operating activities provided $29.6 million of net cash, compared with $18.0 million in fiscal 2008. The higher full-year net cash flow from operating activities in fiscal 2009 was largely attributable to reductions in accounts receivable and inventory, higher depreciation and amortization related to the Pensar acquisition, and lower estimated tax payments. The record cash flow enabled us to finance important capital expenditures to increase operating efficiencies and expand capabilities. We expect strong cash flow from operations again in fiscal 2010, which we will use primarily to reduce debt.

LaBarge's financial strength also validates the company's staying power as a valuable manufacturing partner, and provides us with the means to make investments in our business that will allow us to quickly and effectively meet customers' needs as the economy recovers.


LaBarge inc

LaBarge acquired Pensar Electronic Solutions in Appleton, Wisconsin, for $45.4 million. The business, which is now operating under the LaBarge name, had sales of $52.4 million in calendar 2008. Although modestly dilutive to LaBarge's fiscal 2009 earnings, the acquisition is expected to be accretive in the 2010 fiscal year.



Outperforming Our Industry

The EMS industry is often characterized by erratic performance and single-digit profit margins. LaBarge stands apart:

- Including fiscal 2009, LaBarge achieved a five-year compound annual growth rate for sales of 15.8 percent, versus 12.6 percent for the industry.
- Over the last five years, LaBarge's full-year gross margins have ranged between 18.6 percent and 22.6 percent, by far the best in the EMS industry.
- LaBarge common stock outperformed a peer group by nearly 10 fold and the Russell 2000® Index by 34 percent in a comparison of cumulative total return for the years 2005 through 2009.

U.S. Manufacturing


Appleton, WI
Pittsburgh, PA (2)
Joplin, MO (2)
Corporate Headquarters
St. Louis, MO
Tulsa, OK (2)
Huntsville, AR
Berryville, AR
Houston, TX

10 manufacturing facilities in 6 states


$53.8
$64.8
$76.4
$91.5
$103.2
05
06
07
08
09

Stockholders' Equity
(in millions)


$27.9
$41.7
$26.3
$15.6
$45.5
05
06
07
08
09

Total Debt
(in millions)

The work done at LaBarge bears very little resemblance to the low-cost, offshore manufacturing often associated with contract manufacturing and outsourcing. LaBarge currently performs all manufacturing in the United States. The high-complexity and frequency of change typical in the custom products and systems LaBarge produces make proximity to customers advantageous.



"The relentless pursuit of continuous improvement is the single most important component of LaBarge's operating philosophy."

Randy Buschling, Chief Operating Officer

Operational Strength

The relentless pursuit of continuous improvement is the single most important component of our operating philosophy, but it comes with a price tag. As LaBarge grows larger, its systems, processes and people must advance to keep pace with the additional demands placed upon them by more sizable and complex pieces of business. We must anticipate what is needed for the organization to operate effectively and compete successfully in the increasingly demanding EMS marketplace.

With these goals in mind, our operational focus is squarely on driving continuous improvement throughout the organization. We are effecting these transformations through investments in new manufacturing tools and technologies, important operational initiatives, and training.

In fiscal 2009, LaBarge invested $10.8 million in facility upgrades and new, more efficient manufacturing tools and technologies, including state-of-the-art equipment specifically designed for the needs of our business niche—low-to-moderate production volumes, quick changeovers and tremendous flexibility. In addition to improving efficiencies, these investments expanded our manufacturing capabilities and are allowing us to compete more effectively on new business opportunities across defense and commercial market sectors.

Also during fiscal 2009, we made excellent strides advancing initiatives focused on operational excellence, quality and the management of our supply chain. Essential methodologies like Lean and Six Sigma were more fully integrated throughout the organization, and we made excellent progress strengthening the quality culture throughout LaBarge.

$10.8 million invested in manufacturing improvements

We also are focusing on several initiatives that make doing business with LaBarge easier for our customers. New model introduction (NMI) is a critical element that has been implemented companywide. A formal NMI structure reduces typical start-up problems that may occur when a customer outsources a program or new assembly. Production begins more efficiently and with improved quality.

The investments we've made in continuous improvement are already producing measurable results in the form of better customer satisfaction metrics, higher labor and manufacturing efficiencies, less rework, reduced waste, and cost savings, versus the previous year.


ERSA
ERSA
ERSA
ERSA

During fiscal 2009, LaBarge invested in new, more efficient manufacturing tools and technologies, like this state-of-the-art advanced selective soldering system, that are specifically designed for low-to-moderate production volumes, quick changeovers and tremendous flexibility. In addition to improving efficiencies, the investments have expanded capabilities and are helping the company compete more effectively on new business opportunities across defense and commercial market sectors.

Total Customer Satisfaction Methodology

LaBarge's business strategy is about being the manufacturing partner that its customers can't live without. To that end, the company's metric-driven manufacturing philosophy is based on four basic cornerstones:

- *Operational Excellence* –Focused on creating a constructively changing environment by engaging all employees in continuous improvement.

- *Quality Enterprise* – Focused on strengthening the quality culture through a common and rigorous quality management discipline.

- *Supply Chain Enterprise* – Focused on developing a coordinated supply chain to cost effectively provide quality products on time.

- *Ease of Doing Business* – Focused on enhancing internal systems and value-added services to facilitate improved outcomes with our customers.



$900,000 = net savings generated by operational excellence activities in fiscal 2009

LaBarge's 1,400 employees are engaged in the company's relentless pursuit of continuous improvement.




Agilent Technologies

LaBarge's investments in continuous improvement are producing measurable results including reduced rework and waste in the manufacturing process. One new tool used in the production of printed circuit board assemblies is an automated 3-D inspection system that uses lasers to identify solder paste defects at the most cost effective step of the manufacturing process. The high-tech system inspects at four square inches per second.

Financial Report

Selected Financial Data

(in thousands, except per-share amounts)

	FISCAL YEAR ENDED				
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Net sales	**$273,368**	$279,485	$235,203	$190,089	$182,294
Pretax earnings	**16,667**	23,838	17,999	15,964	16,865
Net earnings	**$ 10,338**	$ 14,827	$ 11,343	$ 9,708	$ 10,870
Basic net earnings per share	**$ 0.67**	$ 0.98	$ 0.75	$ 0.64	$ 0.72
Diluted net earnings per share	**$ 0.64**	$ 0.92	$ 0.71	$ 0.60	$ 0.68
Total assets	**$190,835**	$160,472	$142,582	$140,350	$119,937
Long-term debt	**45,488**	5,129	11,431	22,193	21,605

No cash dividends have been paid during the aforementioned periods.

Stock Price and Cash Dividends: LaBarge's common stock is listed on the NYSE Amex, under the trading symbol of "LB." The following table indicates the quarterly high and low sale prices for the stock for the fiscal years 2009 and 2008, as reported by the NYSE Amex.

FISCAL 2009	HIGH	LOW
July - September 2008	$16.29	$11.62
October - December 2008	15.72	8.47
January - March 2009	14.63	4.45
April - June 2009	9.53	6.94

FISCAL 2008	HIGH	LOW
July - September 2007	$12.99	$ 9.70
October - December 2007	15.10	11.75
January - March 2008	15.00	10.16
April - June 2008	14.20	11.91

Holders: As of August 28, 2009, there were 1,814 holders of record of LaBarge's common stock.

Dividend Policy: The Company has paid no cash dividends on its common stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business and for possible acquisitions, and does not intend to pay cash dividends in the foreseeable future.

Comparison of Five-Year Cumulative Total Return*

Among LaBarge, Inc., AMEX Composite Index, Russell 2000 Index and a Peer Group


$300
$250
$200
$150
$100
$50
$0
6/04
6/05
6/06
6/07
6/08
6/09
LaBarge, Inc.
Russell 2000
Peer Group

*Assuming $100 was invested on June 30, 2004 in the stock or index, including reinvestment of dividends, and a fiscal year-end of June 30.

The Peer Group is comprised of KeyTronic Corporation, SigmaTron International Inc., Sparton Corporation, Sypris Solutions Inc. and Three-Five Systems Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain sections of this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or the Company's future financial performance. The Company has attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about the Company's market opportunity, its growth strategy, competition, expected activities, and the adequacy of its available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Risk Factors" and "Legal Proceedings." Although the Company believes that, in making any such statement, its expectations are based on reasonable assumptions, readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause the Company or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions as described in Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Overview

The Company designs, engineers and produces sophisticated electronic and electromechanical systems and devices, and complex interconnect systems on a contract basis for its customers. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Pennsylvania, Texas and Wisconsin.

The Company's customers conduct business in a variety of markets with significant revenues from customers in the defense, government systems, medical, aerospace, natural resources, industrial and other commercial markets. As a contract manufacturer, revenues are impacted primarily by the volume of shipments in the particular period.

The Company provides information about its end markets to demonstrate the diversity of its customer base, which the Company believes helps to reduce potential volatility in its revenue stream. However, the Company does not target customers in individual markets, but rather targets companies whose manufacturing requirements matched the services and capabilities the Company provides. Within all end markets, gross profit margins vary widely by customer and by contract.

The most significant factors influencing profitability in a particular period are: the mix of contracts with deliveries in that period and the volume of sales in relation to the Company's fixed costs during that period. Delivery schedules are generally determined by the Company's customers. The significant factors that influence the profitability of the individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing these particular product(s); (iii) the stability of the design of the product(s); and (iv) the accuracy of the Company's original cost estimates as reflected in the sale price for the product(s).

The Company has a centralized sales organization. Though the selling and marketing personnel have a customer and prospective customer focus, they are not limited to exclusively developing a specific end market.

On November 25, 2008, Eclipse Aviation Corporation ("Eclipse"), a customer of the Company, announced that it filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. On March 5, 2009, the Eclipse bankruptcy was converted to Chapter 7 liquidation.

The Eclipse bankruptcy negatively impacted the Company's financial results for the fiscal year ended June 28, 2009, as described in more detail throughout the Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Notes 4 and 5 to the Consolidated Financial Statements filed with this report. The end market for sales to Eclipse was commercial aerospace.

Results of Operations – Fiscal 2009 – 2008 – 2007

Backlog
(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Defense	$ (10,010)	**$108,400**	$ 118,410	$ 78,108
Natural resources	(3,589)	**14,469**	18,058	28,167
Industrial	(9,929)	**10,844**	20,773	17,438
Medical	9,057	**20,552**	11,495	10,713
Government systems	(1,944)	**1,799**	3,743	14,266
Commercial aerospace	(40,665)	**6,562**	47,227	56,126
Other	3,795	**5,382**	1,587	1,391
Total backlog	$(53,285)	**$168,008**	$221,293	$206,209

The backlog at June 28, 2009 included $20.4 million from the newly acquired Pensar operation. Absent the Pensar acquisition, the backlog from June 29, 2008 to June 28, 2009 decreased by $73.7 million. The $40.7 million reduction in commercial aerospace is primarily related to the Eclipse bankruptcy discussed in more detail in Notes 4 and 5 to the Consolidated Financial Statements. The remaining decline in backlog results from reduced orders in several market sectors due to the economic downturn. The increase in medical backlog resulted from the addition of $10.7 million of backlog from the Pensar acquisition.

The $15.1 million increase in backlog from July 1, 2007 to June 29, 2008 primarily resulted from the $40.3 million increase in backlog for the defense market, offset by a $10.1 million decrease in backlog in the natural resources market and an $8.9 million decrease in backlog in the commercial aerospace market. The increase in defense was driven by several large contracts related to producing cable and electronic assemblies for a variety of defense applications, including military aircraft, missile systems, radar systems and shipboard programs. Natural resources backlog declined as a large contract that was booked in fiscal year 2007 shipped in fiscal year 2008. The decrease in commercial aerospace related to a long-term contract that was booked prior to 2007, which shipped $8.0 million in fiscal year 2008.

Approximately $22.9 million of the backlog at fiscal 2009 year-end is scheduled to ship beyond the next 12 months, pursuant to the shipment schedules of the contracts that comprise backlog. This compares with $48.4 million at fiscal year-end 2008. The decrease is due to the removal of Eclipse orders from the fiscal 2009 backlog.

Net Sales
(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Defense	$19,055	**$126,294**	$ 107,239	$ 87,313
Natural resources	(15,125)	**50,250**	65,375	57,314
Industrial	(1,280)	**49,574**	50,854	36,805
Medical	4,783	**24,762**	19,979	7,613
Government systems	(6,462)	**4,103**	10,565	21,629
Commercial aerospace	(11,627)	**9,402**	21,029	18,237
Other	4,539	**8,983**	4,444	6,292
Total net sales	$ (6,117)	**$273,368**	$279,485	$235,203

The Pensar acquisition, described in Note 2 to the Consolidated Financial Statements, contributed $25.9 million of net sales to the 2009 fiscal year.

The overall decrease in net sales between fiscal years 2009 and 2008 was primarily due to the economic downturn. The $19.1 million increase in defense sales in fiscal year 2009 related to several contracts to produce cable and electronic assemblies for a variety of defense applications, including military aircraft, missile systems, radar systems and shipboard programs. Sales to customers in the natural resources market were negatively impacted by the overall economic downturn and lower commodity prices in the mining and oil and gas industries. This downturn was partially offset by $9.7 million of natural resources sales from the Pensar acquisition, in the wind-power generation sector. The increase in medical sales was driven by $8.7 million of sales from the Pensar acquisition. Government systems sales were down as the Company completed a large multi-year contract for baggage scanning equipment in December 2008. Commercial aerospace sales decreased due to the bankruptcy of Eclipse described in Notes 4 and 5 to the Consolidated Financial Statements. The increase in other markets was primarily due to $5.0 million of sales from the Pensar acquisition.

The increase in sales between fiscal years 2008 and 2007 was the result of strength in several markets. The increase in defense sales in fiscal year 2008 relates to several multi-year contracts to produce cable and electronic assemblies for a variety of defense applications including military aircraft, missile systems, radar systems and shipboard programs. The increase in natural resources reflected the strong demand for products in the mining industry. The increase in the industrial markets was a result of strong demand and expanded capabilities for the production of heavy mechanical assemblies.

Sales to the Company's 10 largest customers represented 64.4% of total revenue in fiscal 2009, versus 69.6% in fiscal 2008 and 69.9% in fiscal 2007. The Company's top three customers and their relative contribution to fiscal year 2009 sales were Owens-Illinois Group Inc., 14.2%; Raytheon Company, 8.8%; and Schlumberger Ltd., 8.5%. The Company's top three customers for fiscal year 2008 were Owens-Illinois Group, Inc., 14.2%; Schlumberger Ltd., 11.2%; and Modular Mining Systems, Inc., 9.4%. The Company's top three customers for fiscal year 2007 were Schlumberger Ltd., 12.9%; Northrop Grumman Systems Corp., 9.7%; and Modular Mining Systems, Inc., 9.6%.

Cost of Sales and Gross Profit
(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Cost of sales	$ (1,915)	**$222,583**	$ 224,498	$189,408
Percent of net sales	110 basis pts.	**81.4%**	80.3%	80.5%
Gross profit	$ (4,202)	**50,785**	54,987	45,795
Gross profit margin	(110) basis pts.	**18.6%**	19.7%	19.5%

Gross profit margins vary significantly by contract. The most significant factors influencing profitability in a particular period are: the mix of contracts and orders with deliveries in that period; and, the volume of sales in relation to the Company's fixed costs during the period. Delivery schedules are generally determined by the Company's customers. The significant factors that influence the profitability of individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing the particular product(s); (iii) the stability of the design of the product(s); and (iv) the accuracy of the Company's original cost estimates.

Cost of sales for the fiscal year ended June 28, 2009 decreased $1.9 million, compared with the prior fiscal year, driven by the fiscal year 2009 sales decline of $6.1 million. Gross profit for fiscal year 2009 was down $4.2 million and gross profit margin was down 110 basis points versus the prior fiscal year. The decline in gross profit margin from 19.7% in fiscal year 2008 to 18.6% in fiscal year 2009 was primarily driven by the write-down of inventory related to the Eclipse program described in Note 5 to the Consolidated Financial Statements and the acquisition of Pensar. In addition, gross profit margin was negatively impacted by a percentage drop in sales that exceeded the percentage drop in indirect manufacturing expenses.

The write-down of the Eclipse related inventory increased cost of sales and reduced gross profit by $4.2 million. This write-down reduced the reported gross profit margin by 150 basis points.

The acquisition of Pensar added cost of sales of $23.6 million and gross profit of $2.3 million in the fiscal year ended June 28, 2009. The Pensar operation generated gross profit margin of 8.8% in the fiscal year ended June 28, 2009. The Pensar gross profit margin was negatively impacted by the step up of work in process and finished goods inventory as part of the allocation of the acquisition purchase price, which added $218,000 to cost of sales recorded by the Pensar operation. Excluding the Pensar operation, the gross profit margin would have been 19.6% for the twelve months ended June 28, 2009, a decrease of 10 basis points compared with the same period in fiscal 2008.

Absent the Eclipse write-off and the impact of the Pensar acquisition, the gross profit margin would have been 21.3% for the fiscal year ended June 28, 2009, which is 160 basis points higher than the fiscal year ended June 29, 2008.

During the fiscal years ended June 29, 2008 and July 1, 2007, the Company's gross margins were negatively impacted by higher than anticipated labor and material costs on certain early-stage long-term contracts that were not fully recoverable from the Company's customers, and start-up expenses on a significant new contract for the assembly of heavy mechanical products in the industrial market. In addition, in the fiscal years ended June 29, 2008 and July 1, 2007, the Company recorded costs of $248,000 and $738,000, respectively, to account for the actual and anticipated loss on current and future shipments on one particular defense program for which the Company experienced significant design changes.

Selling and Administrative Expense
(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Selling and administrative expense	$ 3,253	**$32,810**	$ 29,557	$26,269
Percent of net sales	140 basis pts.	**12.0%**	10.6%	11.2%

In fiscal year 2009, the major factors increasing selling and administrative expense, as compared with fiscal 2008, were: the write off of the Eclipse accounts receivable ($3.7 million); the acquisition of Pensar ($2.1 million); and higher salaries and wages due to head count and wage inflation ($1.4 million). Partially offsetting these increases were: lower incentive compensation expense ($3.1 million); lower commissions ($575,000); and, reduced personnel recruiting and relocation expenses ($259,000).

Selling and administrative expense in fiscal 2008 increased from the prior year due to higher salaries and wages of $700,000 caused by increased head count and wage inflation; higher incentive compensation expense of $1.4 million; higher medical expenses of $240,000; and increased personnel recruiting and relocation expense of $266,000.

Interest Expense
(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Interest expense	$(165)	**$1,294**	$1,459	$2,241

Interest expense decreased in fiscal year 2009 from the prior year due to lower average interest rates. The debt level increased in the fiscal year period ended June 28, 2009 as a result of borrowings to finance the Pensar acquisition.

Interest expense decreased in fiscal year 2008 from the prior year due to lower average debt levels.

Income Tax Expense
(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2009 VS. 2008	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Income tax expense	$(2,682)	**$6,329**	$9,011	$6,656

The effective income tax rate for fiscal 2009 was 40%, compared with 38% and 37% in fiscal years 2008 and 2007, respectively.

Net Earnings and Earnings Per Share
(amounts in thousands, except per-share data)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Net earnings	**$10,338**	$14,827	$11,343
Basic net earnings per share	**$ 0.67**	$ 0.98	$ 0.75
Diluted net earnings per share	**$ 0.64**	$ 0.92	$ 0.71

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Average common shares outstanding – basic	**15,498**	15,198	15,143
Dilutive options and nonvested shares	**546**	940	904
Adjusted average common shares outstanding – diluted	**16,044**	16,138	16,047

All outstanding stock options and nonvested shares at June 28, 2009, June 29, 2008 and July 1, 2007 were dilutive. The stock options expire in various periods through 2014. The Company had awarded certain key executives nonvested shares tied to the Company's fiscal year 2008 financial performance. The compensation expense related to these awards is recognized quarterly. The nonvested shares vest over the next fiscal year.

Liquidity And Capital Resources

Cash Flow
(in thousands)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Net cash provided by operating activities	**$29,620**	$18,047	$11,951
Net cash (used) provided by investing activities	**(56,500)**	(5,185)	3,592
Net cash provided (used) by financing activities	**29,531**	(11,608)	(16,098)
Net increase (decrease) in cash and cash equivalents	**2,651**	1,254	(555)

The Company's operations generated $29.6 million of cash in fiscal 2009, compared with $18.0 million in fiscal 2008. The Pensar acquisition generated positive operating cash flow of $2.0 million for fiscal year 2009. The primary driver of the increased operating cash flow was a $42.5 million reduction in disbursements for inventory purchases and other costs of production. The lower inventory purchases and other production costs were primarily driven by the reduction of sales volume in fiscal year 2009, exclusive of the Pensar acquisition, and a reduction of purchases of long lead time materials. This increase in net cash provided by operations was partially offset by a reduction of cash receipts from trade receivables of $25.0 million and a reduction of cash received from cash advances from customers of $5.2 million in fiscal year 2009, compared with fiscal year 2008. In addition, the cash used for payroll-related expenditures increased by $5.6 million in fiscal year 2009, compared with fiscal year 2008. Income tax payments made during fiscal year 2009 were $4.6 million lower than in fiscal 2008.

The Company's investing activities used $56.5 million in fiscal year 2009, compared with $5.2 million used in fiscal year 2008. The primary driver was the $45.1 million used to acquire Pensar (see Note 1 to the Consolidated Financial Statements). In addition, capital expenditures used $10.8 million, including the Company's $2.5 million purchase of the Tulsa manufacturing facility, which had been leased in prior years. Also the Company purchased $4.2 million of surface mount technology equipment to expand its capabilities in Tulsa and Pittsburgh.

The $41.1 million increase in cash provided by financing activities is primarily due to the $35.0 million of senior term debt to finance the Pensar acquisition.

The Company's operations generated $18.0 million of cash in fiscal year 2008, compared with $11.9 million in fiscal year 2007. The primary driver of the $6.1 million increase was the cash collected from customers, which was $46.8 million higher in fiscal year 2008, compared with fiscal year 2007. This was the result of increased sales levels, partially offset by a $37.9 million increase in cash disbursements primarily for purchase of raw materials and other production costs to support the higher sales levels. Cash paid for compensation costs was $4.1 million higher in fiscal year 2008 due to higher headcount. Cash used for incentive compensation payments was $2.2 million higher in fiscal year 2008. In addition, cash advances received from customers was $2.5 million higher in fiscal year 2008, compared with fiscal year 2007.

Net cash flows from investing activities was a use of cash of $5.2 million in fiscal year 2008, compared with a source of cash of $3.6 million in fiscal year 2007. The positive cash flow in fiscal year 2007 was driven by $9.6 million of cash received from the sale of a building. (See Note 10 to the Consolidated Financial Statements for a more detailed discussion.) This was offset by $6.2 million of purchases of capital equipment and software. The capital purchases in fiscal year 2008 were $5.3 million.

Cash flow used in financing activities in fiscal year 2008 of $11.6 million and of $16.1 million in fiscal year 2007 reflects repayments of both short- and long-term debt.

Capital Structure

The Company entered into a senior secured loan agreement on December 22, 2008, amended on January 30, 2009. The following is a summary of certain provisions of the agreement:

- A revolving credit facility, up to $30.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of June 28, 2009, there were no outstanding loans under the revolving credit facility. As of June 28, 2009, letters of credit issued were $1.1 million, leaving an aggregate of $28.9 million available under the revolving credit facility. This credit facility matures on December 28, 2011.
- An aggregate $45.0 million term loan, with principal payments beginning in September 2009, at a quarterly rate of $2.0 million, increasing to $2.5 million in September 2010, and increasing to $2.7 million in September 2011. The balance is due on December 28, 2011.
- Interest on the revolving facility and the term loan is calculated at a base rate or LIBOR plus a stated spread based on certain ratios. For the fiscal year ended June 28, 2009, the average rate was approximately 3.9%.
- All loans are secured by substantially all the assets of the Company other than real estate.
- Covenants and certain financial performance criteria consisting of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, minimum net worth and operating cash flow in relation to fixed charges. The Company was in compliance with its borrowing agreement covenants as of and during the fiscal year ended June 28, 2009. The write-off of certain assets related to Eclipse during the fiscal year ended June 28, 2009 did not impact the Company's debt covenant compliance.

To mitigate the risk associated with interest rate volatility during the period ended June 28, 2009, the Company entered into an interest rate swap agreement with a bank. This pay-fixed, receive-floating rate swap limits the Company's exposure to interest rate variability and allows for better cash flow control. The swap is not used for speculating purposes.

Under the agreement, the Company fixed the interest payments to a base rate of 1.89% plus a stated spread based on certain ratios. The beginning notional amount is $35.0 million, which will amortize simultaneously with the term loan schedule in the associated loan agreement and will mature on December 28, 2011.

The interest rate swap agreement has been designated as a cash flow hedging instrument under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the Company has formally documented, designated and assessed the effectiveness of the interest rate swap. The financial statement impact of ineffectiveness for the fiscal year ended June 28, 2009 was de-minimus.

Other Long-Term Debt:

Other long-term debt includes capital lease agreements with outstanding balances totaling $238,000 at June 28, 2009 and $336,000 at June 29, 2008.

The aggregate maturities of long-term obligations are as follows for the periods presented:

(in thousands)

FISCAL YEAR	
2010	$ 6,162
2011	12,069
2012	27,257
2013	—
2014	—
Total	$45,488

The following table shows LaBarge's equity and total debt positions:

Stockholders' Equity and Debt
(in thousands)

	FISCAL YEAR ENDED	
	JUNE 28, 2009	JUNE 29, 2008
Stockholders' equity	$ 103,151	$91,469
Total Debt	45,488	15,629

Management believes the availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years.

The following table shows LaBarge's contractual obligations as of June 28, 2009:

(in thousands)

		PAYMENT DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Long-term debt	$45,250	$6,000	$39,250		
Capital lease obligations	238	162	76	$ —	$ —
Operating lease obligations	8,186	2,658	2,727	1,135	1,666
Total	$53,674	$8,820	$42,053	$ 1,135	$ 1,666

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the Audit Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of the Company's significant accounting policies that are more fully described in the Notes to the Consolidated Financial Statements included with this Annual Report on Form 10-K for the fiscal year ended June 28, 2009.

Revenue Recognition and Cost of Sales

The Company's revenue is derived from units and services delivered pursuant to contracts. The Company has a significant number of contracts for which revenue is accounted for under the percentage of completion method using the units of delivery as the measure of completion. This method is consistent with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). The percentage of total revenue recognized from contracts within the scope of SOP 81-1 is generally 40-60% of total revenue in any given quarter. These contracts are primarily fixed price contracts that vary widely in terms of size, length of performance period and expected gross profit margins. Under the units of delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

The Company also sells products under purchase agreements, supply contracts and purchase orders that are not within the scope of SOP 81-1. The Company provides goods from continuing production over a period of time. The Company builds units to the customer specifications and based on firm purchase orders from the customer. The purchase orders tend to be of a relatively short duration and customers place orders on a periodic basis. The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

Therefore, revenue for contracts within the scope of SOP 81-1 and for those not within the scope of SOP 81-1 is recognized when title transfers, which is usually upon shipment or completion of the service.

However, the cost of sales recognized under both contract types is determined differently. The percentage-of-completion method for contracts that are within the scope of SOP 81-1 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, subcontracts and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs, including tooling and set-up costs incurred in connection with existing contracts, are charged to existing contracts. The contract costs do not include any sales, marketing or general and administrative costs. Revenue is calculated as the number of units shipped multiplied by the sales price per unit. The Company estimates the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin. The gross profit during a period is equal to the earned revenue for the period times the estimated contract gross profit margin. Thus, if no changes to estimates were made the procedure results in every dollar of earned revenue having the same cost of earned revenue percentage and gross profit percentages. This method is applied consistently on all of the contracts accounted for under SOP 81-1.

The Company periodically reviews all estimates to complete as required by SOP 81-1 and the estimated total cost and expected gross profit are revised as required over the life of the contract. The revision to the estimated total cost is accounted for as a change of an estimate. A cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract. Therefore, cost of sales and gross profit in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period costs of sales and related gross profit margin based on the current period sales multiplied by the current estimate of the gross profit margin on the contract. Cumulative adjustments are reported as a component of cost of sales.

For contracts accounted for in accordance with SOP 81-1, management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Due to the size, length of time and nature of many of our contracts, the estimation of costs through completion is complicated and subject to many variables. Total contract cost estimates are largely based on negotiated or estimated material costs, historical labor performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, performance trends, asset utilization, and anticipated labor rates.

The development of estimates of costs at completion involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Estimates of each significant contract's value and estimate of costs at completion are reviewed and reassessed quarterly. Changes in these estimates result in recognition of cumulative adjustments to the contract profit in the period in which the change in estimate is made. When the current estimate of costs indicates a loss will be incurred on the contract, a provision is made in the current period for the total anticipated loss as required by SOP 81-1.

Due to the significance of judgment in the estimation process described above, it is likely that different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions, estimates, or circumstances may adversely or positively affect future financial performance.

In summary, the cumulative gross profit margin recognized through the end of the current period on a contract will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period. The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract.

In addition, when there is an anticipated loss on a contract, a provision for the entire loss is recorded in the period when the anticipated loss is determined. The loss is reported as a component of cost of sales. Therefore, the cumulative gross profit margin recognized through the end of the current period on a contract with an estimated loss will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period plus the provision for the additional loss on contract revenues yet to be recognized. The current period gross profit on a contract with a loss reserve will equal current period sales at a 0% gross profit margin plus or minus any net effect of cumulative adjustments to the loss reserve based on any changes to the estimated total loss on the contract.

This method of recording costs for contracts under SOP 81-1 is equivalent to Alternative A as described in paragraph 80 of SOP 81-1.

The contracts that are not subject to SOP 81-1 are not subject to estimated costs of completion. Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job. The contract costs do not include any selling and administrative expenses. The Company generally performs the work under fixed price arrangements so the profit may be influenced by the accuracy of the estimates used at the time a particular job is bid, as reflected in the sales price for the product, including: material costs, inflation, labor costs (both hours and rates), complexity of the work, and asset utilization.

During fiscal year 2007, the Company entered into an agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. For the fiscal year ended June 28, 2009, the Company's net sales recognized under this contract were $13.0 million related to the manufactured assemblies, and $493,000 related to the supplied parts.

On a very limited number of transactions, at a customer's request, the Company will recognize revenue when title passes, but prior to the shipment of the product to the customer. As of June 28, 2009, the Company has recognized revenue on products for which title has transferred but the product has not been shipped to the customer of $762,000. The Company recognizes revenue for storage and other related services as the services are provided.

Inventories

Inventories, other than work-in-process inventoried costs relating to those contracts accounted for under SOP 81-1, are carried at the lower of cost or market value.

Inventoried costs relating to contracts accounted for under SOP 81-1 are stated at the actual production cost, including overhead, tooling and other related non-recurring costs, incurred to date, reduced by the amounts identified with revenue recognized on units delivered. Selling and administrative expenses are not included in inventory costs. Inventoried costs related to these contracts are reduced, as appropriate, by charging any amounts in excess of estimated realizable value to cost of sales. The costs attributed to units delivered under these contracts are based on the estimated average cost of all units expected to be produced. This average cost utilizes, as appropriate, the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. In accordance with industry practice, inventories include amounts relating to long-term contracts that will not be realized in one year. Since the inventory balance is dependent on the estimated cost at completion of a contract, inventory is impacted by all of the factors described in the Revenue Recognition and Cost of Sales section above. Inventoried costs related to those contracts not covered by SOP 81-1 are carried at the lower of cost or market.

In addition, management regularly reviews all inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, expense for obsolete or slow-moving inventory, excluding the charges related to Eclipse as described in Note 5 to the accompanying Consolidated Financial Statements charged to income before income taxes was $1.5 million, $1.9 million and $1.3 million, respectively.

Goodwill and Other Intangible Assets

The Company evaluates goodwill for impairment on an annual basis, as well as whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Potential impairment of goodwill is assessed by comparing the carrying value of the reporting unit to its estimated fair value, which is measured using both a discounted cash flow analysis and a comparison of markets multiples for peer companies. If the carrying value of the reporting unit exceeds its fair value, an impairment loss may be required to be recorded. In addition to the annual impairment evaluation, the Company evaluates whether any triggering events have occurred such as a significant decrease in expected cash flows or changes in market or other business conditions that may indicate a potential impairment of goodwill or other intangible assets. Also, the Company monitors its market capitalization as compared with the carrying value of the Company. During the fourth fiscal quarter ended June 28, 2009, the Company performed its annual impairment testing of goodwill and concluded that no impairment charges were required.

The Company estimates the fair value of its reporting units based on a combination of a market approach and an income approach. The market approach is based on market data for a group of guideline companies. The income approach is based on a discounted cash flow analysis. The discount rate used in this analysis is determined by management based on a weighted average cost of capital, which considers the risk inherent in the business. The estimate of cash flows and the discount rate are subject to change depending on the economic environment, including factors such as interest rates, expected returns in the equity markets, and business prospects for the end-markets served by the Company. The Company believes the market data used in the market approach and the estimated future cash flows and discount rate used in the income approach are reasonable; however, changes in estimates could materially affect the Company's estimates of the fair value of the reporting units and therefore, the results of the Company's impairment analysis.

Recently Adopted Accounting Standards

In September 2006, the FASB's EITF reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 addresses the accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Company adopted EITF 06-4 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. In accordance with SFAS No. 159, an entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. The Company adopted the provisions of SFAS No. 159 on June 30, 2008, which did not have a material impact on its consolidated financial statements.

In March 2008, the FASB Issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," which requires companies to disclose their objectives and strategies for using derivative instruments, whether or not designated as hedging instruments under SFAS No. 133. SFAS No. 161 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165") which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its consolidated financial statements. The Company performed an evaluation of subsequent events through August 28, 2009, the date which the financial statements were issued, and determined no subsequent events had occurred which would require changes to its accounting or disclosures.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of SFAS No. 157 on June 30, 2008 for financial assets and liabilities which did not have a material impact on its Consolidated Financial Statements. As permitted under FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," the Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities until the Company's fiscal year ended June 27, 2010. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"), which provides guidance on the accounting and reporting for business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 141R effective June 30, 2009 and does not expect the adoption to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (SFAS NO. 168"). SFAS No. 168 provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"). The Codification did not change U.S. GAAP but reorganizes the literature and is effective for the Company's interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS No. 168 to have a material impact on its consolidated financial statements.

Consolidated Statements of Income

(amounts in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Net sales	**$273,368**	$ 279,485	$ 235,203
Cost and expenses:			
Cost of sales	**222,583**	224,498	189,408
Selling and administrative expense	**32,810**	29,557	26,269
Interest expense	**1,294**	1,459	2,241
Other expense (income), net	**14**	133	(714)
Earnings before income taxes	**16,667**	23,838	17,999
Income tax expense	**6,329**	9,011	6,656
Net earnings	**$ 10,338**	$ 14,827	$ 11,343
Basic net earnings per common share	**$ 0.67**	$ 0.98	$ 0.75
Average basic common shares outstanding	**15,498**	15,198	15,143
Diluted net earnings per common share	**$ 0.64**	$ 0.92	$ 0.71
Average diluted common shares outstanding	**16,044**	16,138	16,047

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(amounts in thousands, except share amounts)

	JUNE 28, 2009	JUNE 29, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 4,297**	$ 1,646
Accounts and other receivables, net	**37,573**	40,778
Inventories	**54,686**	66,927
Prepaid expenses	**1,090**	1,245
Deferred tax assets, net	**3,055**	1,960
Total current assets	**100,701**	112,556
Property, plant and equipment, net	**30,624**	17,248
Intangible assets, net	**11,255**	1,548
Goodwill, net	**43,457**	24,292
Other assets, net	**4,798**	4,828
Total assets	**$190,835**	$ 160,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	**$ —**	$ 10,500
Current maturities of long-term debt	**6,162**	4,682
Trade accounts payable	**18,354**	22,684
Accrued employee compensation	**10,957**	13,494
Other accrued liabilities	**2,483**	2,552
Cash advances from customers	**6,738**	11,897
Total current liabilities	**44,694**	65,809
Long-term advances from customers for purchase of materials	**47**	622
Deferred tax liabilities, net	**1,885**	—
Deferred gain on sale of real estate and other liabilities	**1,732**	2,125
Long-term debt	**39,326**	447
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 40,000,000 shares; 15,958,839 issued at June 28, 2009 and 15,773,253 at June 29, 2008, including shares in treasury	**160**	158
Additional paid-in capital	**14,700**	16,547
Retained earnings	**88,939**	78,601
Accumulated other comprehensive loss	**(141)**	—
Less cost of common stock in treasury; 56,765 at June 28, 2009 and 419,503 at June 29, 2008	**(507)**	(3,837)
Total stockholders' equity	**103,151**	91,469
Total liabilities and stockholders' equity	**$190,835**	$ 160,472

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(amounts in thousands)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Cash flows from operating activities:			
Net earnings	**$10,338**	$14,827	$11,343
Adjustments to reconcile net cash provided by operating activities, net of effects of acquisition:			
Depreciation and amortization	**6,930**	5,290	5,030
Gain on sale of real estate	**—**	—	(635)
Amortization of deferred gain on sale of real estate	**(481)**	(481)	(133)
Loss on disposal of property, plant and equipment	**108**	45	—
Stock-based compensation	**1,128**	1,445	1,076
Other than temporary impairment of investments	**26**	59	179
Deferred taxes	**790**	361	(1,161)
Changes in operating assets and liabilities:			
Accounts and notes receivable, net	**10,480**	(10,574)	(465)
Inventories	**18,589**	(7,210)	(5,898)
Prepaid expenses	**259**	1,088	(590)
Trade accounts payable	**(9,794)**	3,531	2,749
Accrued liabilities	**(3,018)**	2,350	3,408
Advance payments from customers	**(5,735)**	7,316	(2,952)
Net cash provided by operating activities	**29,620**	18,047	11,951
Cash flows from investing activities:			
Acquisition, net of cash acquired	**(45,074)**	—	—
Additions to property, plant and equipment	**(10,799)**	(4,840)	(5,220)
Proceeds from disposal of property and equipment and other assets	**25**	130	25
Additions to other assets and intangibles	**(652)**	(480)	(1,069)
Proceeds from sale of real estate	**—**	—	9,550
Proceeds from surrender of insurance policy	**—**	—	306
Other investing activities	**—**	5	—
Net cash (used) provided by investing activities	**(56,500)**	(5,185)	3,592
Cash flows from financing activities:			
Borrowings on revolving credit facility	**50,050**	91,278	69,575
Payments of revolving credit facility	**(60,550)**	(95,603)	(74,225)
Excess tax benefits from stock option exercises	**3,083**	213	405
Remittance of minimum taxes withheld as part of a net share settlement of stock option exercises	**(1,689)**	—	—
Borrowings of long-term debt	**42,014**	—	258
Repayments of long-term debt	**(1,654)**	(6,302)	(11,020)
Transaction costs related to bank financing	**(274)**	—	—
Issuance of treasury stock	**2,055**	781	1,121
Purchase of treasury stock	**(3,504)**	(1,975)	(2,212)
Net cash provided (used) by financing activities	**29,531**	(11,608)	(16,098)
Net increase (decrease) in cash and cash equivalents	**2,651**	1,254	(555)
Cash and cash equivalents at beginning of fiscal year	**1,646**	392	947
Cash and cash equivalents at end of fiscal year	**$ 4,297**	$ 1,646	$ 392
Non-cash investing transactions:			
Increase in capital lease obligations	**$ —**	$ —	$ 8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share amounts)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	**$ 158**	$ 158	$ 158
Shares issued during year	**2**	—	—
Common stock, end of year	**160**	158	158
Paid-in capital, beginning of year	**16,547**	16,174	15,185
Stock compensation programs	**(1,847)**	373	989
Paid-in capital, end of year	**14,700**	16,547	16,174
Retained earnings, beginning of year	**78,601**	63,774	52,431
Net earnings for the year	**10,338**	14,827	11,343
Retained earnings, end of year	**88,939**	78,601	63,774
Accumulated other comprehensive loss, beginning of year	**—**	—	—
Other comprehensive loss for the year	**(141)**	—	—
Accumulated other comprehensive loss, end of year	**(141)**	—	—
Treasury stock, beginning of year	**(3,837)**	(3,696)	(2,940)
Acquisition of treasury stock	**(3,504)**	(1,975)	(2,212)
Issuance of treasury stock	**6,834**	1,834	1,607
Forfeiture of nonvested shares	—	—	(151)
Treasury stock, end of year	**(507)**	(3,837)	(3,696)
Total stockholders' equity	**$ 103,151**	$ 91,469	$ 76,410
COMPREHENSIVE INCOME			
Net earnings	**$ 10,338**	$ 14,827	$ 11,343
Other comprehensive loss	**(141)**	—	—
Total comprehensive income	**$ 10,197**	$ 14,827	$ 11,343
COMMON SHARES			
Common stock, beginning of year	**15,773,253**	15,773,253	15,773,253
Shares issued during year	**185,586**	—	—
Common stock, shares issued, end of year	**15,958,839**	15,773,253	15,773,253
TREASURY SHARES			
Treasury stock, beginning of year	**(419,503)**	(506,704)	(606,262)
Acquisition of shares	**(293,004)**	(145,038)	(194,010)
Issuance of shares	**655,742**	232,239	293,568
Treasury stock, end of year	**(56,765)**	(419,503)	(506,704)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary Of Significant Accounting Policies

Nature of Operations

LaBarge, Inc. and subsidiaries (the "Company") manufactures and assists in the design and engineering of sophisticated electronic and electromechanical systems and devices and complex interconnect systems on a contract basis for its customers in diverse markets.

The Company markets its services to customers desiring an engineering and manufacturing partner capable of developing and providing products that can perform reliably in harsh environmental conditions, such as high and low temperatures, severe shock and vibration. The Company's customers do business in a variety of markets with significant revenues from customers in the defense, government systems, medical, aerospace, natural resources, industrial and other commercial markets. As a contract manufacturer, revenues and profit levels are impacted, primarily, by the volume of sales in the particular period.

Principles Of Consolidation

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less than 20%-owned companies are accounted for at cost. All inter-company balances and transactions have been eliminated in consolidation.

Accounting Period

The Company uses a fiscal year ending the Sunday closest to June 30; each fiscal quarter is 13 weeks. Fiscal years 2009, 2008 and 2007 consisted of 52 weeks.

All subsequent events have been evaluated for disclosure in the financial statements through August 28, 2009, the date of filing.

Segment Reporting Policy

The Company reports its operations as one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition and Cost of Sales

The Company's revenue is derived from units and services delivered pursuant to contracts. The Company has a significant number of contracts for which revenue is accounted for under the percentage of completion method using the units of delivery as the measure of completion. This method is consistent with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). The percentage of total revenue recognized from contracts within the scope of SOP 81-1 is generally 40-60% of total revenue in any given quarter. These contracts are primarily fixed price contracts that vary widely in terms of size, length of performance period and expected gross profit margins. Under the units of delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

The Company also sells products under purchase agreements, supply contracts and purchase orders that are not within the scope of SOP 81-1. The Company provides goods from continuing production over a period of time. The Company builds units to the customer specifications and based on firm purchase orders from the customer. The purchase orders tend to be of a relatively short duration and customers place orders on a periodic basis. The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

Therefore, revenue for contracts within the scope of SOP 81-1 and for those not within the scope of SOP 81-1 is recognized when title transfers, which is usually upon shipment or completion of the service.

However, the cost of sales recognized under both contract types is determined differently. The percentage-of-completion method for contracts that are within the scope of SOP 81-1 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, subcontracts and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs, including tooling and set-up costs incurred in connection with existing contracts, are charged to existing contracts. The contract costs do not include any sales, marketing or general and administrative costs. Revenue is calculated as the number of units shipped multiplied by the sales price per unit. The Company estimates the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin. The gross profit during a period is equal to the earned revenue for the period times the estimated contract gross profit margin. Thus, if no changes to estimates were made the procedure results in every dollar of earned revenue having the same cost of earned revenue percentage and gross profit percentages. This method is applied consistently on all of the contracts accounted for under SOP 81-1.

The Company periodically reviews all estimates to complete as required by SOP 81-1 and the estimated total cost and expected gross profit are revised as required over the life of the contract. The revision to the estimated total cost is accounted for as a change of an estimate. A cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract. Therefore, cost of sales and gross profit in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period costs of sales and related gross profit margin based on the current period sales multiplied by the current estimate of the gross profit margin on the contract. Cumulative adjustments are reported as a component of cost of sales.

In summary, the cumulative gross profit margin recognized through the end of the current period on a contract will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period. The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract.

In addition, when there is an anticipated loss on a contract, a provision for the entire loss is recorded in the period when the anticipated loss is determined. The loss is reported as a component of cost of sales. Therefore, the cumulative gross profit margin recognized through the end of the current period on a contract with an estimated loss will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period plus the provision for the additional loss on contract revenues yet to be recognized. The current period gross profit on a contract with a loss reserve will equal current period sales at a 0% gross profit margin plus or minus any net effect of cumulative adjustments to the loss reserve based on any changes to the estimated total loss on the contract.

This method of recording costs for contracts under SOP 81-1 is equivalent to Alternative A as described in paragraph 80 of SOP 81-1.

The contracts that are not subject to SOP 81-1 are not subject to estimated costs of completion. Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job. The contract costs do not include any selling and administrative expenses.

During fiscal year 2007, the Company entered into an agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. For the fiscal year ended June 28, 2009, the Company's net sales recognized under this contract were $13.0 million related to the manufactured assemblies, and $493,000 related to the supplied parts.

On a very limited number of transactions, at a customer's request, the Company will recognize revenue when title passes, but prior to the shipment of the product to the customer. As of June 28, 2009, the Company has recognized revenue on products for which title has transferred but the product has not been shipped to the customer of $762,000. The Company recognizes revenue for storage and other related services as the services are provided.

Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that management estimates are un-collectable. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers. The Company considers factors, which include but are not limited to: (i) the customer's payment history, (ii) the customer's current financial condition and (iii) any other relevant information about the collectibility of the receivable. The Company considers all information available to it in order to make an informed and reasoned judgment as to whether it is probable that an accounts receivable asset has been impaired as of a specific date. The Company's policy on bad debt allowances for accounts receivable is to provide for any invoice not collected in 360 days, and to provide for additional amounts where, in the judgment of management, such an allowance is warranted based on the specific facts and circumstances.

Inventories

Inventories, other than work-in-process inventoried costs relating to those contracts accounted for under SOP 81-1, are carried at the lower of cost or market value.

Inventoried costs relating to contracts accounted for under SOP 81-1 are stated at the actual production cost, including overhead, tooling and other related non-recurring costs, incurred to date, reduced by the amounts identified with revenue recognized on units delivered. Selling and administrative expenses are not included in inventory costs. Inventoried costs related to these contracts are reduced, as appropriate, by charging any amounts in excess of estimated realizable value to cost of sales. The costs attributed to units delivered under these contracts are based on the estimated average cost of all units expected to be produced. This average cost utilizes, as appropriate, the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. In accordance with industry practice, inventories include amounts relating to long-term contracts that will not be realized in one year. Since the inventory balance is dependent on the estimated cost at completion of a contract, inventory is impacted by all of the factors described in the Revenue Recognition and Cost of Sales section above.

In addition, management regularly reviews all inventory for obsolescence to determine whether any write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. For the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, expense for obsolete or slow-moving inventory charged to income before income taxes was $1.5 million, $1.9 million and $1.3 million (excluding the impact of the charges related to Eclipse as described in Note 5 of the Consolidated Financial Statements), respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for the valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made. Effective July 2, 2007, the Company adopted the recognition and disclosure provision of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109" ("FIN 48"). FIN 48 addresses the accounting for uncertain tax position that a Company has taken or expects to take on a tax return. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Fair Value of Financial Instruments

The Company considered the carrying amounts of cash and cash equivalents, securities and other current assets and liabilities, including accounts receivable and accounts payable, to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded in the financial statements are consistent with the estimated fair value as of June 28, 2009.

Additionally, the interest rate swap agreement, further described in Note 11 to the Consolidated Financial Statements, has been recorded by the Company based on the estimated fair value as of June 28, 2009.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and includes additions and improvements which extend the remaining useful lives of the assets. Depreciation is computed on the straight-line method.

Cash Equivalents

The Company considers cash equivalents to be temporary investments that are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of less than three months.

Cash Advances

The Company receives cash advances from customers under certain contracts. Cash advances are usually liquidated over the period of product deliveries.

Employee Benefit Plans

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows eligible employees to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

Stock-Based Compensation

The Company accounts for stock-based compensation under Statements of Financial Accounting Standard ("SFAS") No. 123R ("SFAS No. 123R"), which requires that all stock-based compensation be recognized as expense, measured at the fair value of the award. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

During the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, the Company was notified that shares issued upon the exercise of incentive stock options ("ISOs") were sold prior to being held by the employee for 12 months. These disqualifying dispositions resulted in an excess tax benefit for the Company. Since the ISOs vested prior to adoption of the SFAS No. 123R, the entire tax benefit of $16,000 for fiscal year 2009, $213,000 for fiscal year 2008 and $95,000 for fiscal year 2007 was recorded as an increase to additional paid-in capital.

No stock options were issued in the years ended June 28, 2009, June 29, 2008 and July 1, 2007. All stock options previously granted were at prices not less than fair market value of the common stock at the grant date. These options expire in various periods through 2014.

The Company has a program to award performance units tied to financial performance to certain key executives. The awards have a three-year performance period and compensation expense is recognized over three years. No performance units were issuable for the fiscal year 2009, as the performance conditions were not met. Included in diluted shares at June 28, 2009 and June 29, 2008 were 141,923 shares issuable for fiscal 2008 performance, as the performance condition had been met. The Company issued 108,084 shares related to the fiscal year 2007 performance and recognized related compensation expense in fiscal years 2009, 2008 and 2007.

For the fiscal year ended June 28, 2009, total stock-based compensation was $1.1 million ($678,000 after-tax), equivalent to earnings per basic and diluted share of $0.04. For the fiscal year ended June 29, 2008, total stock-based compensation was $1.4 million ($891,000 after-tax) equivalent to earnings per basic and diluted share of $0.06. For the fiscal year ended July 1, 2007, total stock-based compensation was $1.2 million ($733,000 after-tax) equivalent to earnings per basic and diluted share of $0.05.

Goodwill And Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of the estimated fair values of the reporting units to the carrying values of the reporting units. When appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2009, the Company completed its annual impairment test and determined that the fair value of its reporting units are in excess of the carrying values, and that there was no impairment of goodwill. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

Recently Adopted Accounting Standards

In September 2006, the FASB's EITF reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 addresses the accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Company adopted EITF 06-4 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. In accordance with SFAS No. 159, an entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. The Company adopted the provisions of SFAS No. 159 on June 30, 2008, which did not have a material impact on its consolidated financial statements.

In March 2008, the FASB Issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," which requires companies to disclose their objectives and strategies for using derivative instruments, whether or not designated as hedging instruments under SFAS No. 133. SFAS No. 161 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165") which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its consolidated financial statements. The Company performed an evaluation of subsequent events through August 28, 2009, the date which the financial statements were issued, and determined no subsequent events had occurred which would require changes to its accounting or disclosures.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of SFAS No. 157 on June 30, 2008 for financial assets and liabilities which did not have a material impact on its Consolidated Financial Statements. As permitted under FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," the Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities until the Company's fiscal year ended June 27, 2010. The Company does not expect the adoption of SFAS No. 157 related to nonfinancial assets and liabilities to have a material impact on its consolidated financial statements.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R"), which provides guidance on the accounting and reporting for business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 141R effective June 30, 2009 and does not expect the adoption to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. GAAP. The Codification did not change U.S. GAAP but reorganizes the literature and is effective for the Company's interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS No. 168 to have a material impact on its consolidated financial statements.

2. Acquisition

On December 22, 2008, the Company acquired substantially all of the assets of Pensar Electronic Solutions, LLC ("Pensar"). The acquisition of Pensar, located in Appleton, Wisconsin, provided the Company with a presence in the Upper Midwest, and added significant new medical, natural resources and industrial accounts to the Company's customer mix.

Pensar is a contract electronics manufacturer that designs, engineers and manufactures low-to-medium volume, high-mix, complex printed circuit board assemblies and higher-level electronic assemblies for customers in a variety of end markets. Pensar's calendar 2008 revenues were $52.4 million. The company has long-term customer relationships with industry leaders in a variety of commercial markets, with the medical, natural resources and industrial sectors accounting for the largest contributions to revenues.

The purchase price for the net assets acquired was $45.4 million. In addition, the Company assumed working capital liabilities of approximately $5.8 million, primarily trade accounts payable, and incurred estimated transaction costs of $158,000. Included in the current assets acquired was $302,000 of cash. The purchase agreement includes an earn-out provision based on Pensar attaining certain financial targets for the periods ending June 28, 2009 and June 27, 2010. The financial targets for the period ending June 28, 2009 were not met and no additional consideration has been paid. If the financial targets are met for the 18 months ending June 27, 2010, the sellers would receive additional consideration of $2.2 million. The acquisition was financed with $35.0 million of senior debt, $7.9 million of borrowings under the Company's short-term revolving credit facility and $2.5 million in cash.

The initial purchase price has been allocated to Pensar's net tangible and intangible assets based upon their estimated fair value as of the date of the acquisition. The preliminary purchase price allocation as of June 28, 2009, was as follows:

(in thousands)

	AS OF JUNE 28, 2009
Current assets	**$ 14,029**
Property and equipment	**7,369**
Intangible assets	**10,620**
Goodwill	**19,165**
Total assets acquired	**$ 51,183**
Current liabilities	**5,807**
Long-term liabilities	**—**
Total liabilities assumed	**$ 5,807**
Net assets acquired	**$ 45,376**

The Company believes that substantially all of the goodwill will be deductible for tax purposes. The preliminary estimates of intangible assets include $9.7 million for Pensar's "customer list," which is expected to be amortized over eight years, and $950,000 for "employee non-compete contracts" which is expected to be amortized over two years. At June 28, 2009, the goodwill attributable to the Pensar acquisition was increased by $1.3 million as compared with the initial allocation as of December 28, 2008 primarily to reflect a reduction of the estimated value of the employee non-compete agreements, based on a revised estimate of the useful life of the agreements.

Sales attributable to Pensar were $25.9 million for the twelve months ended June 28, 2009. The impact on the Company's net earnings for the fiscal year 2009 was a loss of $481,000 pretax ($289,000 after-tax), which had a ($0.02) impact on basic and diluted earnings per share.

The following table represents LaBarge's pro forma consolidated results of operations as if the acquisition of Pensar had occurred at the beginning of fiscal year 2008. Such results have been prepared by adjusting the historical LaBarge results to include Pensar results of operations and incremental interest and other expenses related to acquisition debt. The Pensar financial results in the pro forma table are based on Pensar's audited historical financial statements. The pro forma results do not include any cost savings that may result from the combination of the LaBarge and Pensar operations. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

Pro forma financial results:

(dollars in thousands, except per-share data)

	JUNE 28, 2009	JUNE 29, 2008
Net sales	**$298,479**	$ 330,468
Basic net earning per common share	**$ 0.71**	$ 1.07
Diluted net earnings per common share	**$ 0.68**	$ 1.01

The pro forma consolidated results of operations for the fiscal year ended June 28, 2009 reduced the cost of sales for the acquired manufacturing profit of $218,000 that was capitalized as part of the inventory acquired, and subsequently recognized in the cost of sales in accordance with SFAS No. 141, "Business Combinations."

3. Sales and Net Sales

Sales and net sales consist of the following:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Sales	**$274,304**	$ 280,354	$ 236,414
Less sales discounts	**936**	869	1,211
Net sales	**$273,368**	$ 279,485	$ 235,203

Geographic Information

The Company has no sales offices or facilities outside of the United States. Sales for exports did not exceed 10% of total sales in any of the fiscal years presented.

Customer Information

The Company's top three customers and their relative contributions to sales for fiscal year ended June 28, 2009 were as follows: Owens-Illinois Group Inc., $38.8 million (14.2%), Raytheon Company, $24.1 million (8.8%) and Schlumberger Ltd., $23.3 million (8.5%). This compares with Owens-Illinois Group Inc., $39.8 million (14.2%), Schlumberger Ltd., $31.2 million (11.2%) and Modular Mining Systems, Inc., $26.2 million (9.4%), for fiscal year ended June 29, 2008 and Schlumberger Ltd., $30.3 million (12.9%), Northrop Grumman Systems Corp., $22.7 million (9.7%) and Modular Mining Systems, Inc., $22.6 million (9.6%), for fiscal year ended July 1, 2007.

4. Accounts and Other Receivables

Accounts and other receivables consist of the following:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Billed shipments	**$35,269**	$ 40,105
Less allowance for doubtful accounts	**350**	252
Trade receivables, net	**34,919**	39,853
Other current receivables	**2,654**	925
	$37,573	$ 40,778

Accounts receivable related to the Pensar acquisition were $8.0 million at June 28, 2009. Included in accounts receivable at June 28, 2009 was $791,000 of receivables due directly from the U.S. Government and $13.8 million due from customers related to contracts with the U.S. Government. Included in accounts receivable at June 29, 2008 was $408,000 of receivables due directly from the U.S. Government and $13.6 million due from customers related to contracts with the U.S. Government.

At June 28, 2009, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $6.2 million (17.5%), $3.4 million (9.7%) and $2.6 million (7.3%). This compares with $10.3 million (25.7%), $3.4 million (8.5%) and $2.9 million (7.2%) at June 29, 2008.

On November 25, 2008, Eclipse Aviation Corporation ("Eclipse"), a customer of the Company, announced that it filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company recorded additional selling and administrative expense of $3.7 million in the quarter ended December 28, 2008 to reserve for the receivables due to the Company from Eclipse. (The Company also took charges against inventory as described in more detail in Note 5.) On March 5, 2009, the Eclipse bankruptcy case was converted to Chapter 7 liquidation. During the quarter ended March 29, 2009, the Company wrote-off the entire trade receivables against the allowance for doubtful accounts. The Company does not expect any recovery from the bankruptcy estate.

Other current receivables for fiscal years ended June 28, 2009 and June 29, 2008, included an income tax receivable of $2.2 million and $778,000, respectively.

Allowance for Doubtful Accounts

This account represents amounts that may be uncollectible in future periods.

(in thousands)

FISCAL YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS/ (RECOVERIES) CHARGED TO EXPENSE	LESS DEDUCTIONS	BALANCE END OF PERIOD
2007	$174	$ 76	$ 36	$214
2008	214	72	34	252
2009	**252**	**3,943**	**3,845**	**350**

Excluding the Eclipse charge, total expense for the year was $262,000, which primarily relates to a reserve for a start-up company that has stopped making payments on its account.

5. Inventories

Inventories consist of the following:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Raw materials	**$38,902**	$47,221
Work in progress	**3,768**	2,307
Inventoried costs relating to long-term contracts, net of amounts attributable to revenues recognized to date	**9,296**	14,078
Finished goods	**2,720**	3,321
Total	**$54,686**	$66,927

Included in the inventory balance at June 28, 2009 is $5.0 million attributable to the Pensar acquisition.

For the fiscal year ended June 28, 2009 and June 29, 2008, expense for obsolescence charged to income before taxes was $5.7 million and $1.9 million, respectively. The expense for obsolescence in the fiscal year ended June 28, 2009 includes a $4.2 million charge related to the Eclipse bankruptcy described in Note 4.

As described in Note 4, Eclipse has filed for bankruptcy under Chapter 7. The Company had approximately $4.6 million of inventory related to the production of the Eclipse E500 aircraft that was written down to its market value during the quarter ended December 28, 2008. The Company analyzed the inventory to reasonably determine the lower of cost or market value in light of the significant uncertainty surrounding the Company's future role in the production of the Eclipse E500 aircraft, if any. As a result of this analysis, the Company recorded additional cost of sales expense of $4.2 million to record inventory at the lower of cost or market value during the quarter ended December 28, 2008. The remaining inventory was valued at $422,000 which the Company was able to recover by June 28, 2009 by selling some items to brokers and returning some items to vendors. As of June 28, 2009 the carrying value of inventory related to Eclipse is zero.

The following table shows the cost elements included in the inventoried costs related to long-term contracts:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Production costs of goods currently in process [1]	**$9,115**	$ 9,977
Excess of production costs of delivered units over the estimated average cost of all units expected to be produced, including tooling and non-recurring costs	**621**	3,954
Unrecovered costs subject to future negotiation	**69**	387
Reserve for contracts with estimated costs in excess of contract revenues	**(509)**	(240)
Total inventoried costs	**$9,296**	$14,078

[1] Selling and administrative expenses are not included in inventory costs.

Included in the "Excess of production costs of delivered units" at June 29, 2008 is $1.5 million related to the Eclipse contract. This deferred cost was written off in the quarter ended December 28, 2008 as part of the $4.2 million charge described above. The remaining excess production costs have declined by $1.8 million as compared with June 29, 2008. Deferred production costs generally tend to be significant on large multi-year contracts for which the Company has not previously produced the product. As of June 28, 2009, the Company has completed, or is nearing completion on, several such large multi-year contracts. There are fewer similar such contracts in the early stage of production as compared with June 29, 2008.

The inventoried costs relating to long-term contracts includes unrecovered costs of $69,000 and $387,000 at June 28, 2009 and June 29, 2008, respectively, which are subject to future determination through negotiation or other procedures not complete at June 28, 2009. In the opinion of management, these costs will be recovered by contract modification.

The Company records a loss reserve when the estimated costs of a contract exceed the net realizable value of such contract. The Company currently has two contracts that generate the majority of the loss reserves. Both contracts are fixed price contracts where the Company underestimated the materials cost and the inflation in commodity prices when the contracts were bid. The Company has recorded a reserve equal to the amount that estimated costs would exceed the net realizable revenue over the contract. The increase in the reserve from June 29, 2008 is due to a new contract entered into in 2009, where a loss is anticipated.

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008	ESTIMATED USEFUL LIFE IN YEARS
Land	**$ 1,083**	$ 68	—
Building and improvements	**10,398**	4,425	3 - 40
Leasehold improvements	**3,694**	4,150	2 - 15
Machinery and equipment	**38,099**	29,560	2 - 16
Furniture and fixtures	**2,834**	2,456	3 - 16
Computer equipment	**3,454**	3,172	3
Construction in progress	**1,885**	466	—
	61,447	44,297	
Less accumulated depreciation	**30,823**	27,049	
	$30,624	$17,248	

The acquisition of Pensar added $7.2 million ($6.7 million net of accumulated depreciation) to Property Plant and Equipment at June 28, 2009. Other major expenditures included the purchase of the Tulsa facility for $2.5 million and the purchase of surface mount assembly lines to increase capabilities at the Pittsburgh and Tulsa facilities for $4.2 million.

Depreciation expense was $4.9 million, $4.2 million and $3.8 million for the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, respectively. $496,000 of depreciation expense in the fiscal year ended June 28, 2009 was attributable to the Pensar acquisition.

7. Intangible Assets, Net

Intangible assets, net, are summarized as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Software	**$ 5,133**	$ 4,090
Less accumulated amortization	**3,972**	3,457
Net software	**1,161**	633
Customer lists	**13,070**	3,400
Less accumulated amortization	**3,679**	2,485
Net customer lists	**9,391**	915
Employee agreements	**950**	—
Less accumulated amortization	**247**	—
Net employee agreements	**703**	—
	$ 11,255	$ 1,548

Intangibles are amortized over periods ranging from two to eight years. Amortization expense was $2.0 million for the fiscal year ended June 28, 2009, $1.1 million for fiscal year ended June 29, 2008 and $1.2 million for the fiscal year ended July 1, 2007.

The Company anticipates that amortization expense will approximate $2.7 million for fiscal year 2010, $2.1 million for fiscal year 2011, $1.8 million for fiscal year 2012, $430,000 for fiscal year 2013 and $430,000 for fiscal year 2014.

At June 28, 2009, the Pensar operation had software of $204,000 ($167,000 net of amortization), customer list of $9.7 million ($9.0 million net of amortization), and employee agreements of $950,000 ($703,000 net of amortization).

8. Goodwill

Goodwill is summarized as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Goodwill	**$43,657**	$ 24,492
Less accumulated amortization	**200**	200
Net goodwill	**$43,457**	$ 24,292

The increase in goodwill resulted from the acquisition of Pensar.

9. Other Assets

Other assets are summarized as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Cash value of life insurance	**$4,482**	$ 4,612
Deposits, licenses and other, net	**47**	112
Securities held for sale	—	26
Deferred financing costs, net	**233**	42
Other	**36**	36
	$4,798	$4,828

The increase in deferred financing costs is the result of borrowing to finance the Pensar acquisition. The cash value of life insurance relates to Company-owned life insurance policies on certain current and retired key employees as described in Note 13 to the Consolidated Financial Statements.

10. Sale-Leaseback Transaction

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement with the property is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, was $635,000 pretax ($391,000 after-tax) and was recorded as a gain in other income in the fiscal year ended July 1, 2007. The remainder of the gain is being amortized over the six years of the lease as a reduction in rent expense. Of this amount, $481,000 was recognized in the fiscal year ended June 28, 2009, $481,000 in the fiscal year ended June 29, 2008 and $133,000 in the fiscal year ended July 1, 2007.

The obligations for future minimum lease payments as of June 29, 2008, and the amortization of the remaining deferred gain is:

(in thousands)

FISCAL YEAR	MINIMUM LEASE PAYMENTS	DEFERRED GAIN AMORTIZATION	NET RENTAL EXPENSE
2010	$ 603	$ (481)	$ 122
2011	603	(481)	122
2012	603	(481)	122
2013	435	(346)	89

11. Short- and Long-Term Obligations

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:

(amounts in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$ —**	$ 10,500
Interest rate at year-end	**4.00%**	3.83%
Average amount of short-term borrowings outstanding during period	**$ 2,206**	$ 14,764
Average interest rate for fiscal year	**4.10%**	5.79%
Maximum short-term borrowings at any month-end	**$ 5,875**	$ 19,025
Senior long-term debt:		
Senior lender:		
Term loan	**$45,000**	$ 4,500
Other	**488**	629
Total senior long-term debt	**45,488**	5,129
Less current maturities	**6,162**	4,682
Long-term debt, less current maturities	**$39,326**	$ 447

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total net cash payments for interest in fiscal years 2009, 2008 and 2007 were $897,000, $1.5 million and $2.1 million, respectively.

Senior Lender:

The Company entered into a senior secured loan agreement on December 22, 2008, amended on January 30, 2009. The following is a summary of certain provisions of the agreement:

- A revolving credit facility, up to $30.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of June 28, 2009, there were no outstanding loans under the revolving credit facility. As of June 28, 2009, letters of credit issued were $1.1 million, leaving an aggregate of $28.9 million available under the revolving credit facility. This credit facility matures on December 28, 2011

- An aggregate $45.0 million term loan, with principal payments beginning in September 2009, at a quarterly rate of $2.0 million, increasing to $2.5 million in September 2010 and increasing to $2.7 million in September 2011. The balance is due on December 28, 2011.

- Interest on the revolving facility and the term loan is calculated at a base rate or LIBOR plus a stated spread based on certain ratios. For the fiscal year ended June 28, 2009, the average rate was approximately 3.9%.

- All loans are secured by substantially all the assets of the Company other than real estate.

- Covenants and certain financial performance criteria consisting of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, minimum net worth and operating cash flow in relation to fixed charges. The Company was in compliance with its borrowing agreement covenants as of and during the fiscal year ended June 28, 2009. The write-off of certain assets related to Eclipse during the fiscal year ended June 28, 2009 did not impact the Company's debt covenant compliance.

- With the acquisition of Pensar and the term loan associated with the purchase, the Company's exposure to variable interest rates has increased. This variability and market volatility creates a level of uncertainty in interest payments on a period-to-period basis.

Interest Rate Swap:

To mitigate the risk, associated with interest rate volatility, during the period ended June 28, 2009, the Company entered into an interest rate swap agreement with a bank. This pay-fixed, receive-floating rate swap limits the Company's exposure to interest rate variability and allows for better cash flow control. The swap is not used for speculating purposes.

Under the agreement, the Company fixed the interest payments to a base rate of 1.89% plus a stated spread based on certain ratios. The beginning notional amount is $35.0 million, which will amortize simultaneously with the term loan schedule in the associated loan agreement and will mature on December 28, 2011.

The interest rate swap agreement has been designated as a cash flow hedging instrument under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the Company has formally documented, designated and assessed the effectiveness of the interest rate swap. The financial statement impact of ineffectiveness for the fiscal year ended June 28, 2009 was immaterial.

Fair Value:

At June 28, 2009, the Company recorded a liability of $234,000 classified within other long-term liabilities in the consolidated balance sheet, and accumulated other comprehensive loss of $141,000 (net of deferred income tax effects of $93,000) relating to the fair market value of the swap contract.

The Company adopted SFAS No. 157, "Fair Value Measurements," on its financial assets and liabilities effective June 30, 2008. SFAS No. 157 establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's interest rate swap is valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company's credit risk) and is classified within Level 2 of the valuation hierarchy, as presented below:

(in thousands)

	FAIR VALUE AS OF JUNE 28, 2009			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Other long-term liabilities:				
Interest rate swap derivative	$ —	$ 234	$ —	$ 234
	$ —	$ 234	$ —	$ 234

Other Long-Term Debt:

Other long-term debt includes capital lease agreements with outstanding balances totaling $238,000 at June 28, 2009 and $336,000 at June 29, 2008.

The aggregate maturities of long-term obligations are as follows:

(in thousands)

FISCAL YEAR	
2010	$ 6,162
2011	12,069
2012	27,257
2013	—
2014	—
Total	$ 45,488

12. Operating Leases

The Company operates certain of its manufacturing facilities in leased premises and with leased equipment under noncancellable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020.

Rental expense under operating leases is as follows:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Initial term of more than one year	**$ 2,985**	$ 2,894	$ 2,526
Deferred gain on sale leaseback	**(481)**	(481)	(133)
Short-term rentals	—	155	44
	$ 2,504	$ 2,568	$ 2,437

At June 28, 2009, the future minimum lease payments under operating leases with initial noncancellable terms in excess of one year are as follows:

(in thousands)

FISCAL YEAR	
2010	$2,658
2011	1,640
2012	1,087
2013	877
2014	258
Thereafter	1,666
Total	$ 8,186

The $1.7 million due after 2014 relates to an obligation under a long-term facility lease in Huntsville, Arkansas.

13. Employee Benefit Plans

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During fiscal years 2009, 2008 and 2007, Company matching contributions were $419,000, $494,000 and $456,000, respectively. The Company has suspended the matching contributions as of April 17, 2009. In addition, at the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for fiscal years 2009, 2008 and 2007.

The Company has a deferred compensation plan for certain employees who, due to Internal Revenue Service ("IRS") guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $95,000, $90,000 and $85,000 in fiscal years 2009, 2008 and 2007, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.7 million at June 28, 2009, compared with $1.6 million at June 29, 2008. The liability for the deferred compensation and interest thereon is included in accrued employee compensation and was $5.2 million at June 28, 2009, compared with $4.8 million at June 29, 2008.

The Company has an employee stock purchase plan that allows eligible employees to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. During the fiscal year ended June 28, 2009, 25,946 shares were purchased by the Company in aggregate amount of $318,000 for which the Company recognized expense of approximately $59,000. For the fiscal year ended June 29, 2008, 24,166 shares were purchased by the Company in the aggregate amount of $307,000, for which the Company recognized expense of approximately $65,000. For the fiscal year ended July 1, 2007, 26,481 shares were purchased by the Company in the aggregate amount of $325,000 for which the Company recognized expense of approximately $70,000. The Company has suspended the employee stock purchase plan as of April 17, 2009.

14. Other Expense (Income), Net

The components of other income, net, are as follows:

(amounts in thousands)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Interest income	**$ 8**	$ 11	$ 83
Property rental income	**—**	—	646
Property rental expense	**—**	—	(447)
Gain on sale of real estate	**—**	—	635
Other than temporary impairment of investments	**(26)**	(59)	(179)
Other, net	**4**	(85)	(24)
	$(14)	$ (133)	$ 714

Refer to Note 10 for discussion of the gain on the sale of real estate in the fiscal year ended July 1, 2007.

15. Income Taxes

Total income tax expense (benefit) was allocated as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Current:			
U.S. Federal	**$ 4,431**	$ 7,211	$ 6,728
State and Local	**1,011**	1,443	1,089
Total	**$ 5,442**	$ 8,654	$ 7,817
Deferred:			
U.S. Federal	**$ 750**	$ 245	$ (950)
State and Local	**137**	112	(211)
Total	**$ 887**	$ 357	$ (1,161)
Income tax expense from operations:			
U.S. Federal	**$ 5,181**	$ 7,455	$ 5,778
State and Local	**1,148**	1,556	878
Total	**$ 6,329**	$ 9,011	$ 6,656

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Computed "expected" tax expense	**$ 5,834**	$ 8,343	$ 6,300
Increase (decrease) in income taxes resulting from:			
Federal tax credit – current year	**—**	—	(30)
Tax exposure adjustment	**(185)**	(135)	(151)
State and local tax, net	**813**	1,007	655
Other	**(133)**	(204)	(118)
Total	**$ 6,329**	$ 9,011	$ 6,656

The Company regularly reviews its potential tax liabilities for tax years subject to audit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory valuation provisions	**$ 1,917**	$ 994
Gain on sale-leaseback transaction	**714**	891
Deferred compensation	**2,668**	2,632
Loss reserves on long-term contracts	**217**	96
Accrued vacation	**462**	462
Other than temporary impairment of asset - held for sale	**307**	292
Other	**361**	224
Total gross deferred tax assets	**$ 6,646**	$ 5,591
Deferred tax liabilities:		
Goodwill and intangibles	**$(2,775)**	$(2,180)
Property, plant and equipment, principally due to differences in depreciation methods	**(2,618)**	(1,447)
Other	**(83)**	(4)
Total gross deferred tax liabilities	**$(5,476)**	$(3,631)
Net deferred tax assets	**$ 1,170**	$ 1,960

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that future operating results will generate sufficient taxable income to realize the deferred tax assets.

Total cash payments for federal and state income taxes were $4.1 million for fiscal 2009, $8.4 million for fiscal 2008 and $7.7 million for fiscal 2007.

On July 2, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, - An Interpretation of FASB Statement No. 109." The amount of unrecognized tax benefits as of June 28, 2009 included $158,000 of uncertain tax benefits and other items, which would impact the Company's provision for income taxes and effective tax rate if recognized. The amount of unrecognized tax benefits as of June 29, 2008 included $274,000 of uncertain tax benefits and other items, which would impact the Company's provision for income taxes and effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 28, 2009, there was approximately $53,000 of accrued interest related to uncertain tax positions.

The Company's federal income tax return for fiscal years 2009 and 2008 are open tax years. In August 2009, the Company was notified that the IRS would be auditing the fiscal year 2008 return. The Company files in numerous state jurisdictions with varying statutes of limitation open from 2004 through 2009, depending on each jurisdiction's unique tax laws. During the fiscal year ended June 29, 2008, the IRS concluded its examination of the Company's federal returns for fiscal years 2005 and 2006. As a result of adjustments to the Company's claimed research and experimentation credits, and other issues, the Company settled with the IRS for $236,000. The unrecognized tax benefits were decreased by $371,000 as a result of the settlement and the expiration of certain statutes. The Company recorded $15,000 of the additional expense related to the settlement during the fiscal year ended June 29, 2008.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008
Balance at beginning of the year	**$ 274**	$ 630
Increase in unrecognized benefits	—	15
Reductions for tax positions of prior years	**(116)**	(135)
Settlements with tax authorities	—	(236)
Balance at end of year	**$ 158**	$ 274

16. Earnings Per Common Share

Basic and diluted earnings per common share are computed as follows:

(amounts in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Net earnings	**$ 10,338**	$ 14,827	$ 11,343
Basic net earnings per common share	**$ 0.67**	$ 0.98	$ 0.75
Diluted net earnings per common share	**$ 0.64**	$ 0.92	$ 0.71

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon vesting of restricted shares and the assumed exercise of dilutive common share options by using the treasury stock method.

(in thousands)

	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007
Average common shares outstanding – basic	**15,498**	15,198	15,143
Dilutive options and nonvested shares	**546**	940	904
Adjusted average common shares outstanding – diluted	**16,044**	16,138	16,047

All outstanding stock options and nonvested shares at June 28, 2009, June 29, 2008 and July 1, 2007 were dilutive. The stock options expire in various periods through 2014. The Company had awarded certain key executives nonvested shares tied to the Company's fiscal year 2008 financial performance. The compensation expense related to these awards is recognized quarterly. The nonvested shares vest over the next fiscal year.

17. Stock-Based Compensation

The Company has established the 1993 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan and the 1999 Non-Qualified Stock Option Plan (collectively, the "Plans"). The Plans provide for the issuance of up to 2.2 million shares to be granted in the form of stock-based awards to key employees of the Company. In addition, pursuant to the 2004 Long Term Incentive Plan ("LTIP"), the Company provides for the issuance of up to 850,000 shares to be granted in the form of stock-based awards to certain key employees and nonemployee directors. The Company may satisfy the awards upon exercise with either new or treasury shares. The Company's stock compensation awards outstanding at June 28, 2009 include stock options, restricted stock and performance units.

As described in Note 13 to the Consolidated Financial Statements, the Company has an employee stock purchase plan, which expense is recognized in stock-based compensation expense.

Stock-based compensation was lower for the fiscal year ended June 28, 2009 because the Company did not achieve the financial goals tied to fiscal year 2009 performance units. For the fiscal year ended June 28, 2009, total stock-based compensation was $1.1 million ($678,000 after-tax), equivalent to earnings per basic and diluted shares of $0.04. For the fiscal year ended June 29, 2008, total stock-based compensation was $1.4 million ($891,000 after-tax), equivalent to earnings per basic and diluted share of $0.06. For the fiscal year ended July 1, 2007, total stock-based compensation was $1.2 million ($733,000 after-tax), equivalent to earnings per basic and dilutive share of $0.05.

During the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, total stock-based compensation expense was $1.1 million, $1.4 million and $1.2 million, respectively.

As of June 28, 2009, the total unrecognized compensation expense related to nonvested shares and performance units was $615,000 pretax, and the period over which it is expected to be recognized is approximately one year. At June 29, 2008, the total unrecognized compensation expense related to nonvested awards, including stock options, performance units and nonvested shares was $1.7 million pretax, and the period over which it was expected to be recognized was 1.7 years.

Stock Options

A summary of the Company's Plans as of June 28, 2009 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTIONS
Outstanding at July 2, 2006	1,771,151	$ 3.94	1,573,119	$ 3.52	
Canceled	(2,000)	8.54	—	—	
Exercised	(187,838)	4.25	—	—	
Outstanding at July 1, 2007	1,581,313	$ 3.90	1,581,313	$ 3.90	
Canceled	—	—	—	—	
Exercised	(99,989)	4.69	—	—	
Outstanding at June 29, 2008	1,481,324	$ 3.84	1,481,324	$ 3.84	
Canceled	**(4,500)**	**8.54**	—	—	
Exercised	**(892,285)**	**3.08**	—	—	—
Outstanding at June 28, 2009	**584,539**	**$ 4.97**	**584,539**	**$ 4.97**	

The following table summarizes information about stock options outstanding and exercisable as of June 28, 2009:

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE [1] (IN MILLIONS)
$ 2.50 - 3.00	212,787	1.6	$ 2.72	$ 1,378
$ 3.01 - 5.96	169,100	4.0	3.52	960
$ 5.97 - 8.54	202,652	5.2	8.54	134
	584,539	3.5	$ 4.97	$ 2,472

[1] The intrinsic value of a stock option is the amount by which the June 28, 2009 market value of the underlying stock exceeds the exercise price of the option.

The total intrinsic value of stock options exercised during the fiscal years ended June 28, 2009 and June 29, 2008 was $8.2 million and $792,000, respectively. The cash received in fiscal years 2009, 2008 and 2007 from the exercise of stock options was $295,000, $474,000 and $585,000, respectively. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Stock option grants to individuals generally become exercisable over a service period of one to five years. There were no stock options granted in the fiscal year ended June 29, 2008.

Performance Units and Nonvested Stock

The Company's LTIP provides for the issuance of performance units, which will be settled in stock subject to the achievement of the Company's financial goals. Settlement will be made pursuant to a range of opportunities relative to net earnings. No settlement will occur for results below the minimum threshold and additional shares shall be issued if the performance exceeds the targeted goals. The compensation cost of performance units is subject to adjustment based upon the attainability of the target goals.

Upon achievement of the performance goals, shares are awarded in the employee's name but are still subject to a two-year vesting condition. If employment is terminated (other than due to death or disability) prior to the vesting period, the shares are forfeited. Compensation expense is recognized over the performance period plus vesting period. The awards are treated as a liability award during the performance period and as an equity award once the performance targets are settled. Awards vest on the last day of the second year following the performance period.

A summary of the nonvested shares as of June 28, 2009 is presented below:

	NUMBER OF NONVESTED SHARES	WEIGHTED AVERAGE GRANT PRICE
Nonvested shares at July 2, 2006	56,251	$ 18.00
Issued	81,193	13.33
Vested	(51,251)	(18.00)
Forfeited	(11,932)	15.25
Nonvested shares at July 1, 2007	74,261	$ 13.33
Issued	108,084	12.29
Vested	(74,261)	13.33
Forfeited	—	—
Nonvested shares at June 29, 2008	108,084	$ 12.29
Issued	**141,923**	**13.00**
Vested	**(108,084)**	**12.29**
Forfeited	**—**	**—**
Nonvested shares at June 28, 2009	**141,923**	**$ 13.00**

For the fiscal years ended 2009, 2008 and 2007, compensation expense related to the LTIP was $1.1 million, $1.4 million and $1.1 million, respectively.

18. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is set forth below:

(amounts in thousands, except per-share amounts)

FISCAL YEAR 2009	SEPTEMBER 28, 2008	DECEMBER 28, 2008	MARCH 29, 2009	JUNE 28, 2009	TOTAL
Net sales	**$ 68,192**	**$ 68,207**	**$ 72,216**	**$ 64,753**	**$ 273,368**
Cost of sales	**53,929**	**57,955**	**57,558**	**53,141**	**222,583**
Selling and administrative expense	**8,270**	**9,642**	**7,828**	**7,070**	**32,810**
Interest expense	**158**	**145**	**508**	**483**	**1,294**
Other expense (income), net	**10**	**6**	**4**	**(6)**	**14**
Net earnings before income taxes	**5,825**	**459**	**6,318**	**4,065**	**16,667**
Income tax expense	**2,156**	**210**	**2,506**	**1,457**	**6,329**
Net earnings	**$ 3,669**	**$ 249**	**$ 3,812**	**$ 2,608**	**$ 10,338**
Basic net earnings per common share	**$ 0.24**	**$ 0.02**	**$ 0.24**	**$ 0.17**	**$ 0.67**
Average common shares outstanding	**15,234**	**15,451**	**15,656**	**15,651**	**15,498**
Diluted net earnings per common share	**$ 0.23**	**$ 0.02**	**$ 0.24**	**$ 0.16**	**$ 0.64**
Average diluted common shares outstanding	**16,090**	**16,059**	**16,042**	**16,029**	**16,044**

FISCAL YEAR 2008	SEPTEMBER 30, 2007	DECEMBER 30, 2007	MARCH 30, 2008	JUNE 29, 2008	TOTAL
Net sales	$ 59,190	$ 67,052	$ 75,442	$ 77,801	$ 279,485
Cost of sales	47,818	53,676	60,410	62,594	224,498
Selling and administrative expense	6,947	7,465	7,689	7,456	29,557
Interest expense	427	387	392	253	1,459
Other expense, net	10	22	21	80	133
Net earnings before income taxes	3,988	5,502	6,930	7,418	23,838
Income tax expense	1,468	2,105	2,597	2,841	9,011
Net earnings	$ 2,520	$ 3,397	$ 4,333	$ 4,577	$ 14,827
Basic net earnings per common share	$ 0.17	$ 0.22	$ 0.29	$ 0.30	$ 0.98
Average common shares outstanding	15,200	15,216	15,200	15,171	15,198
Diluted net earnings per common share	$ 0.16	$ 0.21	$ 0.27	$ 0.28	$ 0.92
Average diluted common shares outstanding	16,018	16,092	16,056	16,115	16,138

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company assessed the effectiveness of its internal control over financial reporting as of June 28, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, management has concluded that, as of June 28, 2009, the Company's internal control over financial reporting is effective based on its evaluation.

On December 22, 2008, the Company completed the acquisition of Pensar Electronic Solutions, LLC ("Pensar"). As permitted by guidance of the Securities and Exchange Commission, management excluded Pensar from the scope of its assessment of the effectiveness of the Company's internal control over financial reporting as of June 28, 2009. Total assets related to Pensar as of June 28, 2009 were $48.9 million, and revenues for the six-month period subsequent to the acquisition (December 22, 2008 - June 28, 2009) were $25.9 million.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.



Craig E. LaBarge
Chief Executive Officer, President and Director



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries (the Company) as of June 28, 2009 and June 29, 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 28, 2009. We also have audited the Company's internal control over financial reporting as of June 28, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm

(continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBarge, Inc. and subsidiaries as of June 28, 2009 and June 29, 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended June 28, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Pensar Electronic Solutions, LLC (Pensar) during the fiscal year ended June 28, 2009, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of June 28, 2009 Pensar's internal control over financial reporting associated with total assets of $48.9 million and total revenues of $25.9 million included in the consolidated financial statements of the Company as of and for the fiscal year ended June 28, 2009. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Pensar.



KPMG LLP
St. Louis, Missouri
August 28, 2009

Board of Directors

Robert G. Clark ■ ●
Chairman of the Board
and Chief Executive Officer
Clayco, Inc.
St. Louis, Missouri

Thomas A. Corcoran ◆ ■ ●
President
Corcoran Enterprises, LLC
Potomac, Maryland

John G. Helmkamp, Jr. ◆
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois

Craig E. LaBarge
Chief Executive Officer
and President
LaBarge, Inc.
St. Louis, Missouri

Lawrence J. LeGrand ◆
Executive Vice President
Plancorp, Inc.
St. Louis, Missouri

Jack E. Thomas, Jr. ■ ●
President, Chief Executive Officer
and Chairman of the Board
Coin Acceptors, Inc.
St. Louis, Missouri

◆ Member of Audit Committee
■ Member of Human Resources Committee
● Member of Nominating Committee

Corporate Officers

Craig E. LaBarge
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer
and Secretary

William D. Bitner
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Sales and Marketing

Stockholder Information

Corporate Offices
LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1186
314-997-0800
www.labarge.com

Stock Exchange Information
LaBarge, Inc. Common Stock is listed and trades on the NYSE Amex Exchange.
The ticker symbol is LB.

Annual Meeting of Stockholders
LaBarge, Inc.'s 2009 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 11, 2009 at the Company's corporate offices located at 9900 Clayton Road, St. Louis, Missouri 63124. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102-1761

Transfer Agent and Registrar
LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
www.rtco.com
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries
Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director, Corporate Communications

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1186
314-997-0800, ext. 409
investorrelations@labarge.com



LaBarge inc

9900 Clayton Road
Saint Louis, Missouri 63124-1186
314-997-0800

www.labarge.com

